UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Snyder’s-Lance, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

833551 104

(CUSIP Number)

Patricia A. Warehime	John F. Meck
13024 Ballantyne Corporate Place	Eckert Seamans Cherin & Mellott, LLC
Suite 900	600 Grant Street, 44th Floor
Charlotte, NC 28277	Pittsburgh, PA 15219-2788
(704) 554-1421	(412) 566-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 23, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 514606102

1.	Names of Reporting Persons. Patricia A. Warehime
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See response to Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 72,564
	8.	Shared Voting Power 11,061,770
	9.	Sole Dispositive Power 72,564
	10.	Shared Dispositive Power 11,061,770
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,134,334
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.9%*
14.	Type of Reporting Person (See Instructions) IN

*	Based on 70,243,377 shares of Common Stock outstanding.

CUSIP No. 514606102

1.	Names of Reporting Persons. The Michael A. Warehime Revocable Deed of Trust dated November 26, 2012
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See response to Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,603,182
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,603,182
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,603,182
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.7%*
14.	Type of Reporting Person (See Instructions) OO

*	Based on 70,243,377 shares of Common Stock outstanding.

EXPLANATORY NOTE: This Amendment No. 3 to the Schedule 13D of Michael A. Warehime and his spouse, Patricia A. Warehime (as amended, the “Schedule 13D”), amends Items 2, 3, 4, 5, 6 and 7 of the Schedule 13D. All capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The reporting persons are filing this amendment to report the following changes in beneficial ownership of certain shares of Common Stock of Snyder’s-Lance, Inc. as a result of the death of Michael A. Warehime on August 23, 2014:

(1)	Prior to Mr. Warehime’s death, The Michael A. Warehime Revocable Deed of Trust, dated November 26, 2012 (the “Trust”) beneficially owned 9,603,182 shares of Common Stock. Mr. Warehime was the sole trustee and beneficiary of the revocable Trust. As a result of Mr. Warehime’s death, Patricia A Warehime became the sole trustee and a beneficiary of the Trust, and the Trust became irrevocable. The Trust is being added as a reporting person to this Schedule 13D because it directly holds more than 10% of the outstanding Common Stock.

(2)	The following shares of Common Stock previously beneficially owned by Mr. Warehime are now beneficially owned by the Estate of Michael A. Warehime, Deceased (the “Estate”), of which Patricia A. Warehime is the sole executrix and a beneficiary: (a) 4,235 shares of Common Stock owned directly by the Estate, (b) exercisable options to purchase 50,873 shares of Common Stock, and (c) 1,041,345 shares of Common Stock held directly by Warehime Enterprises, Inc., of which the Estate is the controlling stockholder.

Current information as to the beneficial ownership of Common Stock by the reporting persons is set forth in Item 5.

Item 2. Identity and Background.

Item 2 is amended and restated in its entirety as follows:

(a) This Statement is filed by Patricia A. Warehime and The Michael A. Warehime Revocable Deed of Trust dated November 26, 2012.

(b) Patricia A. Warehime’s business address is 13024 Ballantyne Corporate Place, Suite 900, Charlotte, North Carolina 28277. The Trust is a Pennsylvania trust with its principal address at 6663 Moulstown Rd. E., Hanover, Pennsylvania 17331.

(c) Patricia A. Warehime became a director of the Issuer on December 6, 2010.

(d) During the last five years, neither of the reporting persons was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the reporting persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in either of them being subject, either currently or in the past, to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Patricia A. Warehime is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended to add the following:

The changes in beneficial ownership resulting from Michael A. Warehime’s death did not involve payment by the reporting persons of any form of consideration.

Item 4. Purpose of Transactions

The last three paragraphs of Item 4 are amended as follows:

As of August 23, 2014, Michael A. Warehime is no longer a “reporting person” with respect to this Schedule 13D, and all references to “reporting persons” made in amendments to this Schedule 13D after August 23, 2014 refer to Patricia A. Warehime and The Michael A. Warehime Revocable Deed of Trust dated November 26, 2012.

The reporting persons acquired their shares for investment and estate planning purposes and may seek to acquire additional shares of Common Stock and may seek to dispose of some or all of their holdings of Common Stock, although as of September 25, 2014 they had no plans or proposals to do so. There can be no assurance that any such acquisition or disposition of shares of the Common Stock would occur or as to the timing or method of any such acquisition or disposition. Pursuant to Mr. Warehime’s will, it is expected that all shares of Common Stock held by his Estate will be distributed to the Trust. Pursuant to the terms of the Trust, it is expected that all assets held by the Trust will be distributed to Patricia A. Warehime, except for assets valued at $866,000, which will be distributed to a family trust for the benefit of her three adult daughters.

As of September 25, 2014, other than the transactions described above, the reporting persons had no current plans or proposals relating to or that would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

The reporting persons continually review and evaluate their respective positions with respect to the Issuer and may at any time reconsider and change their positions and formulate plans or proposals with respect to any such matters

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

(a) The aggregate number of shares of Common Stock beneficially owned by the reporting persons as of September 25, 2014 was 11,134,334 shares, representing 15.9% of the outstanding shares of Common Stock of the Issuer based on 70,243,377 shares of Common Stock outstanding as of that date as reported by the Issuer in its Quarterly Report on Form 10-Q filed on August 7, 2014. See the cover pages to this Schedule 13D for additional beneficial ownership information about each reporting person.

(b) Patricia A. Warehime had sole voting and dispositive power over 72,564 shares of Common Stock, which includes 4,000 restricted shares of Common Stock. Patricia A. Warehime had shared voting and dispositive power over 11,061,770 shares of Common Stock, which includes (i) 9,603,182 shares held by the Trust, (ii) 4,235 shares of Common Stock owned directly by the Estate, (iii) exercisable options owned by the Estate to purchase 50,873 shares of Common Stock, (iv) 1,041,345 shares of Common Stock held directly by Warehime Enterprises, Inc., of which the Estate is the controlling stockholder, and (v) 362,135 shares of Common Stock owned by MAW Associates, LP. Patricia A. Warehime is the sole member of the general partner of MAW Associates, LP. See the cover pages to this Schedule 13D for additional beneficial ownership information about each reporting person.

(c) The following is a summary of the transactions effected in shares of Common Stock during the past sixty days by the reporting persons:

(i)	On August 1, 2014, Patricia A. Warehime transferred 795,637 shares of Common Stock to the Trust. This was a gift for no consideration. At that time, Michael A. Warehime was the sole trustee and beneficiary of the Trust and the Trust was revocable. As a result of the transfer, the form of Patricia A. Warehime’s beneficial ownership in the shares changed from direct to indirect beneficial ownership.

(ii)	On August 5, 2014, Patricia A. Warehime gave seven family members 550 shares of Common Stock each. These were gifts for no consideration.

(iii)	On August 20, 2014, the trust received 189,705 shares of Common Stock from the Warehime 2013 GRAT. The shares were distributed to the Trust for no consideration as an annuity pursuant to the terms of the Warehime 2013 GRAT.

(d) Except as set forth in this Schedule 13D, to the knowledge of the reporting persons, as of September 25, 2014, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended and restated in its entirety as follows:

Of the shares of Common Stock beneficially owned by the reporting persons, 362,135 are pledged as security for loans made to MAW Associates, LP and 1,000,000 shares of such Common Stock held by the Trust are pledged as security for loans made to Michael A. Warehime, which are now obligations of the Estate. Other than as described in Item 4 and this Item 6, as of the date hereof, there were no other contracts, arrangements, understandings or relationships (legal or otherwise) between the reporting persons or between the reporting persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Item 7 is amended to add the following as Exhibit 99.2.

Exhibit	Name

Exhibit 99.2	Joint Filing Agreement (filed herewith)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 25, 2014

/s/ Patricia A. Warehime
Patricia A. Warehime

The Michael A. Warehime Revocable Deed of Trust dated November 26, 2012

/s/ Patricia A. Warehime
Patricia A. Warehime
Trustee